Exhibit 12.1
ARROW ELECTRONICS, INC.
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands)

	Quarter Ended		Year Ended December 31,
	April 1, 2017	April 2, 2016	2016	2015	2014	2013	2012
Reconciliation of Earnings
Income before income taxes	$154,574	$147,645	$715,397	$692,183	$683,333	$582,219	$710,359

Less:
Equity in earnings of affilitated companies	925	1,856	7,573	7,037	7,318	7,429	8,112
Capitalized Interest	1,798	2,023	8,042	6,493	7,967	7,890	10,713

Plus:
Fixed charges	54,472	48,553	203,611	173,997	155,302	154,610	144,736
Amortization of capitalized interest	1,069	1,084	4,461	2,169	5,504	3,947	1,966
Distributed income of equity investees	1,735	1,336	4,837	1,643	2,700	2,620	2,269
Total earnings	$209,127	$194,739	$912,691	$856,462	$831,554	$728,077	$840,505

Calculation of fixed charges:
Interest and other financing expense	$45,999	$40,242	$169,395	$141,702	$121,537	$120,065	$107,655
Capitalized interest	1,798	2,023	8,042	6,493	7,967	7,890	10,713
Interest component of rent expense	6,675	6,288	26,174	25,802	25,797	26,655	26,368
Total fixed charges	$54,472	$48,553	$203,611	$173,997	$155,301	$154,610	$144,736

Ratio of earnings to fixed charges	3.84	4.01	4.48	4.92	5.35	4.71	5.81